                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                      BERINGER WINE ESTATES HOLDINGS, INC.
                                (Name of Issuer)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Titles and Classes of Securities)

                                    084102102
                                 (CUSIP Number)

                                  PETER BOBEFF
                              SENIOR VICE PRESIDENT
                         FOSTER'S BREWING GROUP LIMITED
                             77 SOUTHBANK BOULEVARD
                       SOUTHBANK, VICTORIA AUSTRALIA 3006
                                011-613-9633-2000

                                   Copies to:

                                JAMES E. O'BANNON
                                 MARILYN SONNIE
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-326-3939
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 AUGUST 28, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)





                              (Page 1 of 11 Pages)

CUSIP NOS.  NOT AVAILABLE              13D                 PAGE 2 OF 11 PAGES
            084102102

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Foster's Brewing Group Limited (ABN: 49 007 620 886)
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             BK, WC, OO (See Item 3)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of South Australia, Commonwealth of Australia
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           None
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          10,738,882
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None
               -----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            10,738,882
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,738,882
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***

             54.4%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NOS.  NOT AVAILABLE              13D                 PAGE 3 OF 11 PAGES
            084102102

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Bordeaux Acquisition Corp.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF (See Item 3)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           None
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          10,738,882
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None
               -----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            10,738,882
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,738,882
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***

             54.4%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

         Reference is made to (1) the Agreement and Plan of Merger, dated as of August 28, 2000 (the "Merger Agreement"), by and among Foster's Brewing Group Limited (ABN:49 007 620 886), a corporation organized under the laws of South Australia, Commonwealth of Australia ("Fosters"), Bordeaux Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Foster's ("Purchaser"), and Beringer Wine Estates Holdings, Inc., a Delaware corporation ("Beringer"), and (2) the Tender, Voting and Option Agreement, dated as of August 28, 2000 (the "Tender Agreement"), by and among Foster's, Purchaser and the stockholders of Beringer signatory thereto.

         Pursuant to the terms of the Merger Agreement, on September 1, 2000, Foster's and Purchaser filed a Schedule TO (the "Schedule TO") with the Securities and Exchange Commission (the "SEC"), commencing a tender offer to purchase for $55.75 per Share (as defined below), net to the seller in cash (1) all outstanding shares of Class A Common Stock, par value $0.01 per share, of Beringer ("Class A Shares"), and (2) all outstanding shares of Class B Common Stock, par value $0.01 per share, of Beringer ("Class B Shares" and together with the Class A Shares, the "Shares"). The terms and conditions of the tender offer are set forth in the Offer to Purchase, dated September 1, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as such documents may be amended or supplemented from time to time, together constitute the "Offer").

         The Class B Shares are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Class A Shares are not registered under Section 12 of the Exchange Act.

         Pursuant to the terms of Beringer's Restated Certificate of Incorporation, as amended (the "Beringer Certificate"), holders of Class A Shares have the right to convert their Class A Shares into the same number of Class B Shares at any time upon notice to the Company of their intent to so convert their Class A Shares into Class B Shares.

         Copies of the Merger Agreement, the Tender Agreement, the Offer to Purchase and the Letter of Transmittal are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER.

         The name of the issuer is Beringer Wine Estates Holdings, Inc., a Delaware corporation ("Beringer"). Beringer's principal executive offices are located at 610 Airpark Road, Napa, CA 94558. The title of the securities to which this Statement relates is the Class B Shares.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This Schedule 13D is being filed by Foster's and Purchaser. The information set forth in Section 9 ("Certain Information Concerning Purchaser and Foster's") and Schedule I ("Directors and Executive Officers of Purchaser and Foster's") to the Offer to Purchase is incorporated herein by reference.

         (d)-(e) None of Foster's, Purchaser or, to the best knowledge of such corporations, any of the persons listed in Schedule I ("Directors and Executive Officers of Purchaser and Foster's") to the Offer to Purchase has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Section 10 ("Source and Amount of Funds") to the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(j) The information set forth in the "Introduction," Section 7 ("Effect of the Offer on the Market for Class B Shares; Stock Exchange Listing and Exchange Act Registration; and Margin Securities"), Section 12 ("Purpose of the Offer and the Merger; Plans for Beringer; the Merger Agreement; Other Matters") and Section 13 ("Dividends and Distributions") to the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(d) The information set forth in the Section 9 ("Certain Information Concerning Purchaser and Foster's"), Section 12 ("Purpose of the Offer and the Merger; Plans for Beringer; the Merger Agreement; Other Matters") and in Schedule I ("Directors and Executive Officers of Purchaser and Foster's") to the Offer to Purchase is incorporated herein by reference.

         The stockholders signatory to the Tender Agreement (the "Selling Stockholders"), beneficially own 1,312,530 Class A Shares and 9,426,352 Class B Shares. Because of the right of the holders of the Class A Shares to convert such Shares into Class B Shares (see the Introduction to this Schedule 13D), the Selling Stockholders are deemed to beneficially own in the aggregate 10,738,882 Class B Shares (such Shares being hereinafter referred to as the "Subject Shares").

         Pursuant to the terms of the Tender Agreement, the Selling Stockholders have agreed, among other things, (i) to tender in the Offer all of the Subject Shares now owned or which may hereafter be acquired by the Selling Stockholders,
(ii) to grant to Foster's an option to purchase the Subject Shares in certain circumstances, and (iii) to appoint Foster's and Purchaser, or any nominee of Foster's and Purchaser, as his or her proxy to vote the Subject Shares on certain defined matters. The Tender Agreement is described in more detail in
Section 12 ("Purpose of the Offer and the Merger; Plans for Beringer; the Merger Agreement; Other Matters") to the Offer to Purchase.

         As a result of the Tender Agreement, each of Foster's and Purchaser may be deemed to beneficially own an aggregate of 10,738,882 Class B Shares (representing approximately 54.4% of the presently outstanding Shares). However, each of Foster's and Purchaser disclaims beneficial ownership to such Shares, and this Statement shall not be construed as an admission that either Foster's or Purchaser is the beneficial owner of any securities covered by this Statement.

         In addition to the Subject Shares, the Selling Stockholders hold options to purchase 1,124,974 Class B Shares. As referenced above, if any of such options are exercised by a Selling Stockholder during the period in which the Tender Agreement is in effect, the Class B Shares issued pursuant to the exercise of such options will be deemed to be Subject Shares and subject to the terms of the Tender Agreement. However, under the terms of the Tender Agreement, no Selling Stockholder is obligated to exercise any outstanding option to purchase Class B Shares. As such, neither Foster's nor Purchaser is presently the beneficial owner of any Class B Shares that are issuable pursuant to the options to purchase Class B Shares held by any Selling Stockholder.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Purchaser and Foster's"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for Beringer; the Merger Agreement; Other Matters") to the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.       Offer to Purchase, dated September 1, 2000*

2.       Letter of Transmittal*

3. Agreement and Plan of Merger, dated August 28, 2000, by and among Beringer, Foster's and Purchaser*

4. Tender, Voting and Option Agreement, dated August 28, 2000, by and among Foster's, Purchaser and the stockholders signatory thereto*

5.       Bridge Facility Agreement, dated August 29, 2000, among FBG Treasury
         (USA) Inc. ("Treasury USA"), Foster's, National Australia Bank Limited ("NALB"), Bank of America National Associations ("BANA"), Westpac Banking Corporation ("Westpac"), Commonwealth Bank of Australia ("CBA"), Australia and New Zealand Banking Group Limited ("ANZ"), and UBS AG, Stamford Branch ("UBS Stamford")*

6. Loan Agreement, dated August 29, 2000, among Treasury USA, Foster's, and UBS Stamford*

7. Facility Agreement, dated May 8, 1996, among FGB Treasury (Europe) B.V. ("Treasury Europe"), Treasury USA, FGB Treasury (Aust.) Limited ("Treasury Aust."), FBG Canadian Treasury, Inc. ("Treasury Canada"), Foster's, BANA, BA Australia Limited ("BA Australia"), Bank of America Canada ("BAC"), and Bank of America National Association, Amsterdam Branch ("BANA Amsterdam")*

8. Amendment Agreement, dated September 29, 1998, among Treasury Europe, Treasury USA, Treasury UK, Treasury Aust., Treasury Canada, Foster's, BANA, BA Australia, BAC, and BANA Amsterdam (amending Facility Agreement, dated May 8, 1996)*

9. Letter Agreement, dated August 29, 2000, among BANA, BA Australia, BAC, BANA Amsterdam, and Foster's (amending Facility Agreement, dated May 8,
         1996)*

10. Facility Agreement, dated May 10, 1991, among Treasury Aust., Treasury UK, Treasury Europe, FBG Treasury (NZ) Limited ("Treasury NZ"), Treasury USA, Foster's, and CBA*

11. Amendment Agreement, dated March 2, 2000, among Treasury Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury USA, Foster's, NALB, and CBA (amending Facility Agreement, dated May 10, 1991)*

12. Letter Agreement, dated August 29, 2000, among CBA, Foster's, Treasury Aust., Treasury UK, Treasury Europe, Treasury NZ, and Treasury USA (amending Facility Agreement, dated May 10, 1991)*

13. Facility Agreement, dated February 27, 1991, among Treasury Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury USA, Foster's, NALB, and Bank of New Zealand ("BNZ")*

14. Amendment Agreement, dated June 30, 2000, among Treasury Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury USA, Foster's, NALB, and BNZ (amending Facility Agreement, dated February 27, 1991)*

15. Letter Agreement, dated August 29, 2000, among NALB, BNZ, Foster's, Treasury Aust., Treasury UK, Treasury Europe, Treasury NZ, and Treasury USA (amending Facility Agreement, dated February 27, 1991)*

16. Facility Agreement, dated March 21, 1991, among Treasury Aust., Treasury UK, Treasury USA, Treasury NZ, Foster's, and Westpac*

17. Amendment Agreement, dated February 16, 2000, between Treasury Aust., Treasury UK, Treasury NZ, Treasury USA, Foster's, and Westpac (amending Facility Agreement, dated March 21, 1991)*

18. Letter Agreement, dated August 29, 2000, among Westpac, Foster's, Treasury Aust., Treasury UK, Treasury NZ, and Treasury USA (amending Facility Agreement, dated March 21, 1991)*

19. Multi Option Facility Letter Agreement, dated August 28, 2000, among ANZ, ANZ Banking Group (New Zealand) Limited, and Foster's and its subsidiaries*

20. FBG Financing Trust, dated February 21, 1993, among Foster's, Treasury Aust., Treasury UK, Treasury Canada, and National Mutual Trustees Limited*

--------------------

* Incorporated by reference to Schedule TO filed September 1, 2000 by Foster's (Commission File No. 005-51927) and Purchaser

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 6, 2000            BORDEAUX ACQUISITION CORP.


                                    By:  /s/   Peter Bobeff
                                        ------------------------------------
                                    Name:  Peter Bobeff
                                    Title: Secretary


                                    FOSTER'S BREWING GROUP LIMITED

                                    By:  /s/  Peter Bobeff
                                        ------------------------------------
                                    Name:  Peter Bobeff
                                    Title: Senior Vice President of Commercial
                                           Affairs

                                  EXHIBIT INDEX

NO.      DESCRIPTION

1.       Offer to Purchase, dated September 1, 2000*

2.       Letter of Transmittal*

3. Agreement and Plan of Merger, dated August 28, 2000, by and among Beringer, Foster's and Purchaser*

4. Tender, Voting and Option Agreement, dated August 28, 2000, by and among Foster's, Purchaser and the stockholders signatory thereto*

5.       Bridge Facility Agreement, dated August 29, 2000, among FBG Treasury
         (USA) Inc. ("Treasury USA"), Foster's, National Australia Bank Limited ("NALB"), Bank of America National Associations ("BANA"), Westpac Banking Corporation ("Westpac"), Commonwealth Bank of Australia ("CBA"), Australia and New Zealand Banking Group Limited ("ANZ"), and UBS AG, Stamford Branch ("UBS Stamford")*

6. Loan Agreement, dated August 29, 2000, among Treasury USA, Foster's, and UBS Stamford*

7. Facility Agreement, dated May 8, 1996, among FGB Treasury (Europe) B.V. ("Treasury Europe"), Treasury USA, FGB Treasury (Aust.) Limited ("Treasury Aust."), FBG Canadian Treasury, Inc. ("Treasury Canada"), Foster's, BANA, BA Australia Limited ("BA Australia"), Bank of America Canada ("BAC"), and Bank of America National Association, Amsterdam Branch ("BANA Amsterdam")*

8. Amendment Agreement, dated September 29, 1998, among Treasury Europe, Treasury USA, Treasury UK, Treasury Aust., Treasury Canada, Foster's, BANA, BA Australia, BAC, and BANA Amsterdam (amending Facility Agreement, dated May 8, 1996)*

9. Letter Agreement, dated August 29, 2000, among BANA, BA Australia, BAC, BANA Amsterdam, and Foster's (amending Facility Agreement, dated May 8,
         1996)*

10. Facility Agreement, dated May 10, 1991, among Treasury Aust., Treasury UK, Treasury Europe, FBG Treasury (NZ) Limited ("Treasury NZ"), Treasury USA, Foster's, and CBA*

11. Amendment Agreement, dated March 2, 2000, among Treasury Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury USA, Foster's, NALB, and CBA (amending Facility Agreement, dated May 10, 1991)*

12. Letter Agreement, dated August 29, 2000, among CBA, Foster's, Treasury Aust., Treasury UK, Treasury Europe, Treasury NZ, and Treasury USA (amending Facility Agreement, dated May 10, 1991)*

13. Facility Agreement, dated February 27, 1991, among Treasury Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury USA, Foster's, NALB, and Bank of New Zealand ("BNZ")*

14. Amendment Agreement, dated June 30, 2000, among Treasury Aust., Treasury UK, Treasury Europe, Treasury NZ, Treasury USA, Foster's, NALB, and BNZ (amending Facility Agreement, dated February 27, 1991)*

15. Letter Agreement, dated August 29, 2000, among NALB, BNZ, Foster's, Treasury Aust., Treasury UK, Treasury Europe, Treasury NZ, and Treasury USA (amending Facility Agreement, dated February 27, 1991)*

16. Facility Agreement, dated March 21, 1991, among Treasury Aust., Treasury UK, Treasury USA, Treasury NZ, Foster's, and Westpac*

17. Amendment Agreement, dated February 16, 2000, between Treasury Aust., Treasury UK, Treasury NZ, Treasury USA, Foster's, and Westpac (amending Facility Agreement, dated March 21, 1991)*

18. Letter Agreement, dated August 29, 2000, among Westpac, Foster's, Treasury Aust., Treasury UK, Treasury NZ, and Treasury USA (amending Facility Agreement, dated March 21, 1991)*

19. Multi Option Facility Letter Agreement, dated August 28, 2000, among ANZ, ANZ Banking Group (New Zealand) Limited, and Foster's and its subsidiaries*

20. FBG Financing Trust, dated February 21, 1993, among Foster's, Treasury Aust., Treasury UK, Treasury Canada, and National Mutual Trustees Limited*



--------------------

* Incorporated by reference to Schedule TO filed September 1, 2000 by Foster's (Commission File No. 005-51927) and Purchaser